Brad A. Green, P.C. To Call Writer Directly: +1 212 446 4839 brad.green@kirkland.com	601 Lexington Avenue New York, NY 10022 United States +1 212 446 4800 www.kirkland.com	Facsimile: +1 212 446 4900
August 13, 2025
VIA EDGAR
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Anu Dubey
Thankam Varghese
Melissa McDonough

Re:	Blue Owl Alternative Credit Fund
Registration Statement on Form N-2 (File Nos. 333-285688; 811-24062)
Dear Ladies and Gentlemen:
On behalf of Blue Owl Alternative Credit Fund, a Delaware statutory trust (the "Fund"), we hereby respond to the comments of the staff (the "Staff") of the Securities and Exchange Commission, transmitted by telephone on August 8, 2025 and August 11, 2025 by Anu Dubey of the Staff to Nick Tarnowski of Kirkland & Ellis LLP, counsel to the Fund, regarding Pre-Effective Amendment No. 3 to the Fund's Registration Statement on Form N-2, filed on August 7, 2025 (File Nos. 333-285688; 811-24062) (the "Registration Statement"), and the Fund's correspondence to the Staff, dated August 1, 2025 (the "Prior Correspondence").
For your convenience, set forth below is a transcription of the Staff's comments and the Fund's responses thereto. Please note that we have not independently verified information provided by the Fund. References in the responses to the Fund's Prospectus or Statement of Additional Information are to those filed as part of the Registration Statement. References to "Prior Comments" are to those set forth in the Prior Correspondence. Capitalized terms used but not defined herein have the meanings assigned to them in the Registration Statement.
PRIOR CORRESPONDENCE
1.As it relates to Prior Comment #4b, to the extent that any Fund affiliate and affiliate of a Fund affiliate has bought, is buying, or will buy Portfolio Investments that the Financing Provider will purchase, please supplementally explain the facts of those purchases, including the timing.
Response:
As disclosed in the Prospectus, the Adviser and its affiliates currently manage various accounts that have an investment strategy that directly or indirectly overlaps with the potential targeted investments of the Fund. Such investment opportunities are allocated in good faith in accordance with Blue Owl's investment allocation policies and procedures. As the opportunities to invest in Portfolio Investments were identified by the Adviser on behalf of the Fund, certain affiliates of the Fund, including business development companies and private funds managed by affiliates of the Adviser, acquired interests in certain Portfolio Investments in transactions including, where necessary, in accordance with the conditions of the Co-Investment Exemptive Order, conducted concurrently with acquisitions by the Financing Provider. The Financing Provider made an independent investment decision regarding its investment in the Portfolio Investments and determined whether to participate in such transactions separate and apart from the participating Blue Owl accounts.
Pursuant to the Facility Agreement, after a period of time, which varied based on the particular Portfolio Investment, but was, in each case, at least 34 days following the acquisition of the Portfolio Investment by the Financing Provider, the Fund requested to purchase from the Financing Provider (or, after July 25, 2025, pursuant to the Amended Facility Agreement, the Financing Provider requested that the Fund purchase) Portfolio Investments in separate secondary transactions on the terms and at the prices as prescribed in the Facility Agreement. There is no obligation – or expectation – for any of the Blue Owl accounts that also purchased any Portfolio Investment to participate alongside the Fund's purchase of Portfolio Investments under the Facility Agreement, and any future transactions that involve the Financing Provider during the term of the Amended Facility Agreement (December 31, 2025) are anticipated to follow a similar structure and timing.
2.As it relates to Prior Comment 7, please supplementally explain the premise behind and justification for the specific type of incentive-based compensation that will be paid to the consultants.
Response:
The Fund reiterates that no consultant will furnish advice or make recommendations with respect to the desirability of investing in, purchasing or selling securities or other property, and no consultant will be empowered to determine what securities or other property shall be purchased or sold by the Fund. Rather, consultants may, in certain circumstances, present the Adviser with factual information regarding investment opportunities in which the consultant is itself investing and/or acting as an agent of a participant, and in which the Fund may be able to participate. Certain consultants may not be involved in the sourcing, origination or diligence of investments and may solely provide services in connection with the ongoing servicing of a particular portfolio investment.
The Fund is not aware of any prohibition or restriction under the Federal Securities Laws regarding the types of available compensation that may be paid to such consultants, and believes that, in the current market environment, flexibility regarding the types of potential compensation, including incentive-based compensation, is necessary to attract and retain high-caliber consultants. Furthermore, the Fund believes such incentive-based compensation structures align the Fund’s commercial outcomes with those of the consultant’s, reducing and/or eliminating any such expenses paid by the Fund in downside scenarios. In addition, the Fund believes that the incentive-based nature of any compensation does not render the services provided by such consultants to be investment advisory services.
PROSPECTUS
3.In a definitive prospectus filing pursuant to Rule 424 under the 1933 Act, please add a header to the risk disclosure added on page 78 of the Registration Statement specifically indicating that these risks are related to "private fund" risks.
Response:
The Fund will make the requested revision in a definitive prospectus to be filed pursuant to Rule 424 under the 1933 Act upon effectiveness of the Registration Statement.
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If you have any questions, please feel free to contact the undersigned by telephone at (212) 446-4839 (or by email at brad.green@kirkland.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Brad A. Green
Brad A. Green, P.C.

cc:	Andrew Murphy, Blue Owl Alternative Credit Advisors II LLC
Matthew Press, Blue Owl Alternative Credit Advisors II LLC
Nicole M. Runyan, P.C., Kirkland & Ellis LLP
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